Exhibit 12.1

Statement Setting Forth Detail for Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2007	2008	2009	2010	2011
Fixed Charges
Interest expense	$21,378	$21,808	$25,416	$24,747	$24,776

Earnings
Income (loss) before income taxes	$(195)	$243	$(4,484)	$1,301	$2,447
Add: Interest expense	21,378	21,808	25,416	24,747	24,776
Total earnings	$21,183	$22,051	$20,932	$26,048	$27,223

Ratio of earnings to fixed charges	1.0	1.0	0.8	1.1	1.1